EXHIBIT 99.3

CordovaCann Corp.

Condensed Interim Consolidated Financial Statements

For the Three Months Ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

CordovaCann Corp.

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

December 1, 2025

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CordovaCann Corp. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2025 and June 30, 2025 (Unaudited - Expressed in Canadian Dollars)

As at	Note	September 30, 2025 $	June 30, 2025 $

ASSETS
Current
Cash and cash equivalents		586,586	598,203
Accounts receivable		48,411	26,116
Sales tax receivable		43,103	18,584
Prepaid expenses and deposits		94,152	64,990
Inventory	6	1,006,340	1,026,660
Total current assets		1,778,592	1,734,553

Property and equipment, net	7	106,615	142,010
Right-of-use assets	8	1,651,091	1,431,101
Intangible assets	9	3,098,339	3,098,339
Total assets		6,634,637	6,406,003
LIABILITIES
Current
Accounts payable and accrued liabilities		6,650,394	6,466,518
Income taxes payable		67,655	112,655
Contract liability	12	22,879	35,860
Lease liabilities	13	311,192	317,182
Convertible debentures	16	1,221,300	1,190,768
Promissory notes payable	14	1,042,220	1,025,247
Total current liabilities		9,315,640	9,148,230

Lease liabilities	13	2,705,419	2,462,773
Total liabilities		12,021,059	11,611,003
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	15	30,583,325	30,583,325
Contributed surplus		8,036,990	8,036,990
Accumulated deficit		(44,508,241)	(44,478,202)
Accumulated other comprehensive income (loss)		(63,332)	51,999
Total shareholders' equity (deficiency) attributable to CordovaCann Corp.		(5,951,258)	(5,805,888)

Non-controlling interests		564,836	600,888
Total equity		(5,386,422)	(5,205,000)
Total liabilities and shareholders' equity		6,634,637	6,406,003

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 19)

Related party transactions (Note 20)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Three Months Ended September 30, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

	Note	2025 $	2024 $

Revenue		3,656,608	3,692,822
Cost of sales	6	(2,593,022)	(2,617,210)
Gross profit		1,063,586	1,075,612

Expenses
Salaries and wages		451,245	443,001
Consulting fees		82,600	142,600
Office and general		125,599	137,499
Leases and utilities		58,384	50,928
Shareholders information services		29,768	60,664
Professional fees		16,948	18,607
Amortization of right-of-use assets	8	69,981	118,398
Depreciation	7	35,395	78,592
Amortization of licenses	10	-	27,146
		869,920	1,077,435
Loss before other income (expense)		193,666	(1,823)
Interest on lease liability	13	(85,225)	(68,539)
Interest expense	11,14,16	(34,885)	(57,705)
Other income		13,595	13,549
Foreign exchange gain (loss)		27,498	(18,053)
Gain on extinguishment of lease		-	443,458
Income before income tax recovery (expense)		114,649	310,887
Income tax expense		(70,000)	(70,000)
Net income		44,649	240,887
Net earnings per share - basic and diluted		0.00	0.00
Weighted average number of outstanding common shares - basic and diluted		109,803,459	109,728,308
Net income		44,649	240,887
Foreign exchange translation adjustment		(115,331)	44,547
Comprehensive income (loss)		(70,682)	285,434
Net income (loss) attributable to:
CordovaCann Corp.		(30,039)	168,558
Non-controlling interests		74,688	72,329
Comprehensive income (loss) attributable to:
CordovaCann Corp.		(145,370)	213,105
Non-controlling interests		74,688	72,329

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Condensed Interim Consolidated Statements of Changes in Equity (Deficiency) For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

	Note	Number of Common Shares #	Share Capital $	Contributed Surplus $	Accumulated Deficit $	Accumulated Other Comprehensive Income (Loss) $	Non-controlling Interests $	Shareholders' Equity (Deficiency) $
Balance, June 30, 2024		109,502,853	30,475,107	8,036,990	(41,787,524)	(24,563)	702,977	(2,597,013)
Shares issued for conversion of convertible debentures	15,16	300,606	108,218	-	-	-	-	108,218
Dividend paid to NCI	5	-	-	-	-	-	(94,920)	(94,920)
Foreign currency translation adjustment		-	-	-	-	44,547	-	44,547
Net income for the period		-	-	-	168,558	-	72,329	240,887
Balance, September 30, 2024		109,803,459	30,583,325	8,036,990	(41,618,966)	19,984	680,386	(2,298,281)

Balance, June 30, 2025		109,803,459	30,583,325	8,036,990	(44,478,202)	51,999	600,888	(5,205,000)
Dividend paid to NCI	5	-	-	-	-	-	(110,740)	(110,740)
Foreign currency translation adjustment		-	-	-	-	(115,331)	-	(115,331)
Net income (loss) for the period		-	-	-	(30,039)	-	74,688	44,649
Balance, September 30, 2025		109,803,459	30,583,325	8,036,990	(44,508,241)	(63,332)	564,836	(5,386,422)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

	2025 $	2024 $
Operating activities

Net income for the period	44,649	240,887

Adjusted for non-cash items:

Amortization of right-of-use assets	69,981	118,398
Depreciation	35,395	78,592
Amortization of licenses	-	27,146
Interest on lease liability	85,225	68,539
Interest expense	(34,885)	57,705
Income taxes expense	70,000	70,000
Foreign exchange	(27,498)	18,053
Gain on extinguishment of lease	-	(443,458)

Changes in non-cash working capital items:
Accounts receivable	(22,295)	12,715
Prepaid expenses and deposits	(29,162)	14,955
Inventory	20,320	(42,940)
Accounts payable and accrued liabilities	183,876	206,126
Harmonized sales tax receivable	(24,519)	(5,834)
Income taxes payable	(45,000)	(12,000)
Contract liability	(12,981)	(14,641)
Cash provided by operating activities	313,106	394,243

Financing activities
Repayment of promissory notes	-	(10,913)
Repayment of mortgage payable	-	(8,611)
Payment of lease liabilities	(165,148)	(176,875)
Payment of dividends to non-controlling interest shareholders	(110,740)	(94,920)
Cash used in financing activities	(275,888)	(291,319)
Effect of exchange rate changes on cash	(3,099)	(63,791)

Net increase in cash and cash equivalents	34,119	39,133

Cash and cash equivalents, beginning of period	552,467	552,467
Cash and cash equivalents, end of period	586,586	591,600

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing, production and retail vertical markets of the cannabis industry. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF.”

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $70,682 and a comprehensive income of $285,434, respectively, during the three months ended September 30, 2025 and 2024. The Company had a total accumulated deficit of $44,508,241 (June 30, 2025 – $44,478,202) as at September 30, 2025. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has stable profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. These condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2025. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on December 1, 2025.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

(c) Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e) Basis of Consolidation

These consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

3. MATERIAL ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are synonymous with the significant accounting polices of the Company’s annual audited financial statements for the year ended June 30, 2025.

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued by the IASB in April 2024 and will replace the standards and interpretations in IAS 1 – Presentation of Financial Statements. IFRS 18 will streamline the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure that they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income, and expenses. IFRS 18 will be applied to annual reporting periods beginning on or after January 1, 2027. The Company has not early adopted these amendments.

4. MATERIAL ACCOUNTING JUDGMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these consolidated financial statements is included in the following:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these consolidated financial statements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

4. MATERIAL ACCOUNTING JUDGMENTS AND ESTIMATES (continued)

Determination of purchase price allocations and contingent consideration

Judgments are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive income (loss).

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

Valuation of convertible debentures

Judgment is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

5. DIVIDENDS

2734158 Ontario Inc. (“273 Ontario”)

During the three months ended September 30, 2025, 273 Ontario paid dividends in the amount of $280,000, of which $110,740 was paid to the minority shareholders of 273 Ontario.

During the year ended June 30, 2025, 273 Ontario paid dividends in the amount of $855,000, of which $338,152 was paid to the minority shareholders of 273 Ontario.

During the year ended June 30, 2024, 273 Ontario paid dividends in the amount of $521,247, of which $206,153 was paid to the minority shareholders of 273 Ontario.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

6. INVENTORY

The Company’s inventory includes purchased products. The Company’s purchased inventory expensed as cost of sales during the three months ended September 30, 2025 amounted to $2,593,022 (September 30, 2024 – $2,617,210). The Company’s inventory as at September 30, 2025 amounted to $1,006,340 (June 30, 2025 –$1,026,660).

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost
As at June 30, 2024	445,293	1,110,738	1,303,304	338,252	134,772	432,948	3,765,307
Additions (disposals)	(445,293)	(1,107,168)	16,681	-	-	-	(1,535,780)
Impairment charge	-	-	(780,401)	(344,851)	-	-	(1,125,252)
Translation adjustment	-	(3,570)	14,932	6,599	-	-	17,961
As at June 30, 2025	-	-	554,516	-	134,772	432,948	1,122,236
Additions (disposals)	-	-	-	-	-	-	-
As at September 30, 2025	-	-	554,516	-	134,772	432,948	1,122,236
Accumulated depreciation As at June 30, 2024	-	(160,327)	(406,219)	(191,726)	(130,188)	(244,342)	(1,132,802)
Depreciation	-	(45,296)	(120,708)	(68,970)	(4,537)	(74,232)	(313,743)
Disposals		208,755	-	-	-	-	208,755
Impairment charge	-	-	-	264,436	-	-	264,436
Translation adjustment	-	(3,132)	-	(3,740)	-	-	(6,872)
As at June 30, 2025	-	-	(526,927)	-	(134,725)	(318,574)	(980,226)
Depreciation	-	-	(14,922)	-	(47)	(20,425)	(35,395)
As at September 30, 2025	-	-	(541,849)	-	(134,772)	(338,999)	(1,015,621)
Net book value ($)
As at June 30, 2024	445,293	950,411	897,085	146,526	4,584	188,606	2,632,505
As at June 30, 2025	-	-	27,589	-	47	114,374	142,010
As at September 30, 2025	-	-	12,667	-	-	93,949	106,615

During the three months ended September 30, 2025, the Company incurred a depreciation expense in the amount of $35,395 (September 30, 2024 – $78,592).

During the year ended June 30, 2025, the Company:

•

sold its land and building in Washington, USA for gross proceeds of $1,705,375 (US $1,250,000) (the “Asset Sale”). As part of the Asset Sale, the Company incurred selling costs in the amount of $139,238 (US $102,058). As a result of the Asset Sale, the Company recorded a gain on the disposition in the amount of $203,824. The proceeds from the Asset Sale were used for payments to extinguish the Company’s mortgage payable and payments towards promissory notes;

•	had impairment charges related to equipment in Washington, USA in the amount of $80,415, as a result of the Asset Sale as the equipment was no longer usable by the Company; and
•

had impairment charges related to the leasehold improvements in Oregon, USA in the amount of $780,401, as a result of significantly reduced current and projected operational activity in the Company’s facility in Damascus, Oregon, USA.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

8. RIGHT-OF-USE ASSETS

Right-of-use assets consists of the following:

$
Balance, June 30, 2024	1,960,483
Additions (disposals) during the year	706,974
Impairments during the year	(828,370)
Depreciation for the year	(417,175)
Foreign exchange translation	9,189
Balance, June 30, 2025	1,431,101
Additions (disposals) during the period	289,971
Depreciation for the period	(69,981)
Balance, September 30, 2025	1,651,091

Leased properties are amortized over the terms of their respective leases.

During the year ended June 30, 2025, the Company amended the lease for its property located in Damascus, Oregon. As a result of the modification to the leases term, management remeasured the lease liability and adjusted the corresponding right-of-use asset accordingly.

During the year ended June 30, 2025, the Company’s right-of-use asset related to its Damascus, Oregon, USA lease was determined to be impaired as a result of the significantly reduced current and projected operational activity.

During the year ended June 30, 2025, the Company entered into lease extensions related to some of its existing Ontario retail locations, resulting in additions during the year.

9. INTANGIBLE ASSETS

The Company’s intangible assets relate to the brand name acquired from Star Buds International Inc. This intangible asset was determined to be an indefinite life intangible asset.

As at September 30, 2025, the Company’s intangible assets related to the brand name amounted to $3,098,339 (June 30, 2025 – $3,098,339). No additions, disposals, amortization or impairment were recorded in relation to these intangible assets during the three months ended September 30, 2025 and 2024.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

10. LICENSES

$
Cost
As at June 30, 2024	710,911
Additions (disposals)	-
As at June 30, 2025	710,911
Additions (disposals)	-
As at September 30, 2025	710,911

Accumulated amortization
As at June 30, 2024	(602,328)
Amortization	(108,583)
As at June 30, 2025	(710,911)
Amortization	-
As at September 30, 2025	(710,911)

Net book value ($)
As at June 30, 2024	108,583
As at June 30, 2025	-
As at September 30, 2025	-

During the three months ended September 30, 2025, amortization expense in relation to these licenses amounted to $nil (September 30, 2024 – $27,146).

11. MORTGAGE PAYABLE

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years.

15

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

11. MORTGAGE PAYABLE (continued)

During the year ended June 30, 2025, the Company sold its land and building in Washington, USA, and as a result of the Asset Sale (Note 7), the entirety of Washington Mortgage was repaid.

As at September 30, 2025, the amount outstanding under the Washington Mortgage amounted to $nil (June 30, 2025 – $nil). During the three months ended September 30, 2025, the current portion of the Washington Mortgage amounted to $nil (June 30, 2025 – $nil) and the long-term amounted to $nil (June 30, 2025 – $nil). Total interest expense in relation to the Washington Mortgage amounted to $nil during the three months ended September 30, 2025 (September 30, 2024 – $22,819).

12. CONTRACT LIABILITY

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $22,879 (June 30, 2025 – $35,860) as at September 30, 2025. Details of the Company’s contract liability is noted as follows:

	September 30, 2025	June 30, 2025
Opening balance	$35,860	$89,976
Additions	-	-
Changes in exchange rates	585	1,178
Revenue recognized from contract liability	(13,566)	(55,294)

Ending balance	$22,879	$35,860

Current portion	$22,879	$35,860
Long-term portion	-	-

16

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

13. LEASE LIABILITIES

The following table represents the lease obligations for the Company as at September 30, 2025:

Balance, June 30, 2024	2,471,198
Additions (disposals) during the period	706,974
Interest expense	263,218
Lease payments	(649,736)
Foreign exchange translation	(11,699)
Balance, June 30, 2025	2,779,955
Additions (disposals) during the period	289,971
Interest expense	85,225
Lease payments	(165,148)
Foreign exchange translation	26,608
Balance, September 30, 2025	3,016,611

The Company’s net additions (disposals) are the result of modification of the lease term for its property located in Damascus, Oregon and the lease extensions related to some of its existing Ontario retail locations (Note 8).

Allocated as:

	September 30, 2025 $	June 30, 2025 $
Current	311,192	317,182
Long-term	2,705,419	2,462,773
	3,016,611	2,779,955

The following table presents the contractual undiscounted cash flows for lease obligations as at September 30, 2025:

$
Less than one year	798,093
One to five years	2,133,921
More than five years	1,187,600
Total undiscounted lease obligation	4,119,614

During the three months ended September 30, 2025, the Company had a lease with a term less than 12 months and recorded $nil (September 30, 2024 – $nil) of rent expense attributed to short-term leases.

17

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

14. PROMISSORY NOTES PAYABLE

Promissory Note A – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at September 30, 2025, the value of these promissory notes amounted to $410,207 (June 30, 2025 – $405,854). Interest in the amount of $4,353 (September 30, 2024 – $4,352) was recorded during the three months ended September 30, 2025.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note (Note 19).

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the three months ended September 30, 2025 and 2024.

As at September 30, 2025, the outstanding principal amount of the 2023 Demand Notes amounted to $487,235 (US $350,000) (June 30, 2025 - $477,505 (US $350,000)) and the outstanding accrued interest amounted to $144,778 (US $104,000) (June 30, 2025 - $141,887 (US $104,000)).

18

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

14. PROMISSORY NOTES PAYABLE (continued)

Included in the aggregate amount of 2023 Demand Notes issued during the three months ended September 30, 2025 is the principal amount of $139,210 (US $100,000) (June 30, 2025 – $136,430 (US $100,000)) and accrued interest of $20,882 (US $15,000) (June 30, 2025 - $20,465 (US $15,000)) to the Chief Executive Officer and Chairman of the Company.

These amounts have not been repaid to the respective related party and remain outstanding. The 2023 Demand Notes have matured and are in default.

15. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares

The Company did not have any common share transactions during the three months ended September 30, 2025.

During the year ended June 30, 2025, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 16).

16. CONVERTIBLE DEBENTURES

a) Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

19

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

16. CONVERTIBLE DEBENTURES (continued)

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

b) Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023.

Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

20

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

16. CONVERTIBLE DEBENTURES (continued)

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares (Note 15).

During the three months ended September 30, 2025, interest of $30,532 was recorded in relation to these convertible debentures (September 30, 2024 – $30,533). As at September 30, 2025, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2025 – $814,200) and the outstanding accrued interest amounted to $407,100 (June 30, 2025 - $376,568).

17. OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at September 30, 2025 and June 30, 2025, there were no stock options issued and outstanding.

During the three months ended September 30, 2025 and 2024, the Company expensed $nil of the fair value of the stock options.

18. WARRANTS

During the three months ended September 30, 2025 and 2024, there were no warrants issued or outstanding.

21

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

19. COMMITMENTS AND CONTINGENCIES

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(b) Contingencies

(i)

During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these condensed interim consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s consolidated financial statements of position with respect to the Complaint. As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

(ii)

On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada. On December 20, 2024, 1033 Canada filed a Reply and Defence to Counterclaim in response to the Company's counterclaim.

As disclosed in Note 14, the Company has outstanding promissory notes with 1033 Canada.

22

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

19. COMMITMENTS AND CONTINGENCIES (continued)

As of the date of these condensed interim consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s condensed interim consolidated financial statements in relation to this Claim.

20. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the three months ended September 30, 2025 and 2024 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are as follows:

a)

During the three months ended September 30, 2025, the Company expensed $78,000 (September 30, 2024 – $165,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at September 30, 2025, the Company had fees payable to officers and directors of the Company of $3,691,335 (June 30, 2025 – $3,682,687).

21. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2025:

23

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

21. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at September 30, 2025, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2025, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

24

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three Months Ended September 30, 2025 and 2024 (Unaudited - Expressed in Canadian Dollars)

22. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity (deficiency) excluding non-controlling interest. As at September 30, 2025, the Company’s capital amounted to a deficiency of $5,951,258 (June 30, 2025 – $5,805,888). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, and the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

25

CordovaCann Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2025

Prepared as at December 1, 2025

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Index

Overview	4
Business Overview	4

Business Plan and Strategy	5
Current Business Plan and Strategy	5
Current Outlook	5
Number of Common Shares	6

Results of Operations	6
Quarterly Financial Results	6
Results of Operations	6

Liquidity and Capital Resources	10
Working Capital	10
Financings	11
Key Contractual Obligations	15
Off Balance Sheet Arrangements	15

Transactions with Related Parties	15

Financial and Derivative Instruments	17

Material Accounting Policy Information	17

Evaluation of Disclosure Controls and Procedures	27

Business Environment	27

Public Securities Filings	28

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the three months ended September 30, 2025 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2025 and the annual audited consolidated financial statements for the year ended June 30, 2025. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise.

This management discussion and analysis is prepared by management as at December 1, 2025.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

3 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario and Manitoba. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF.”

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business in Canada now has 11 stores across two provinces. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to focus on expanding in profitable markets going forward including pursuing successful one-off retailers and small chains at valuations that are very accretive to the base.

White Label Manufacturing

The Company is focused on establishing white-label manufacturing of cannabis products to aid in the geographic proliferation of strong cannabis brands. Cordova plans on partnering with the best brands in its jurisdictions to lower the cost of production and accelerate the time to additional markets. Outsourcing manufacturing allows brands to focus on increasing audience size and share, while still dictating the production process. Cordova plans to attract these brands via its geographically diversified production facilities, which will enable brands to enter multiple new states at once.

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Most significant cannabis brands have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

4 | Page

CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Business Plan and Strategy

Current Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi-jurisdictional platform.

CordovaCann continues to work with knowledgeable cannabis operators and over the next twelve months, the Company is focused on growing its retail operations in both Canada and the United States. Moving forward, the Company will also seek to enter additional key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms and allow these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products and broaden its channels for distribution.

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the provinces of Ontario and Manitoba. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets. The Company’s focus is growth in its existing Ontario operations and other Canadian operations.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Number of Common Shares

There were 109,803,459 Common Shares issued and outstanding as at September 30, 2025 and as at the date of this report. There were no stock options issued and outstanding as at September 30, 2025 and no stock options issued and outstanding as at the date of this report. There were no share purchase warrants issued and outstanding as at September 30, 2025 and as at the date of this report.

Results of Operations

Quarterly Financial Results

The following table summarizes financial information for the 1st quarter of fiscal 2026 and the preceding seven quarters:

Quarter Ended	Sep 30, 2025 $	Jun 30, 2025 $	Mar 31, 2025 $	Dec 31, 2024 $	Sep 30, 2024 $	Jun 30, 2024 $	Mar 31, 2024 $	Dec 31, 2023 $
Revenue	3,656,608	3,600,110	3,348,634	3,607,545	3,692,822	3,475,500	3,356,017	3,464,311

Net income (loss) from continuing operations	44,649	(2,226,728)	(199,827)	(268,947)	240,887	(357,077)	(215,378)	(321,277)

Net income (loss) per share – basic and diluted	0.00	(0.02)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)

Results of Operations

	2025 $	2024 $
Revenue	3,656,608	3,692,822
Cost of sales	(2,593,022)	(2,617,210)
Gross profit	1,063,586	1,075,612

Expenses	869,920	1,077,435
Other expense	(79,017)	312,710
Income tax expense	(70,000)	(70,000)
Net income (loss) for the period	44,649	240,887
Net income (loss) per share	0.00	0.00

Weighted average number of outstanding common shares - basic and diluted	109,803,459	109,728,308

Revenue

Revenue for the three months ended September 30, 2025 amounted to $3,656,608, as compared to $3,692,822 for the three months ended September 30, 2024. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario and Manitoba. The slight decrease in the Company’s revenue during the three months ended September 30, 2025 was due to the decrease in revenue from its Washington and Manitoba operations.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Cost of Sales and Gross Margin

During the three months ended September 30, 2025, the Company incurred cost of sales in the amount of $2,593,022 and realized gross margin of $1,063,586 (September 30, 2024 – $2,617,210 and $1,075,612, respectively). The cost of sales and respective gross margin was primarily related to its retail operations in Canada. The Company’s gross margin percentage was relatively consistent from the comparative period.

Operating Expenses

The Company incurred the following operating expenses during the three months ended September 30, 2025 and 2024:

	2025 $	2024 $
Salaries and wages	451,245	443,001
Consulting fees	82,600	142,600
Office and general	125,599	137,499
Leases and utilities	58,384	50,928
Shareholders information services	29,768	60,664
Professional fees	16,948	18,607
Amortization of right-of-use assets	69,981	118,398
Depreciation	35,395	78,592
Amortization of licenses	-	27,146
	869,920	1,077,435

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the three months ended September 30, 2025 amounted to $451,245 (September 30, 2024 - $443,001). The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations in Ontario and Manitoba locations. The minor increase period over period is mainly due to general inflationary salaries and wages expenses from the Company’s Ontario operations.

Consulting fees

Consulting fees for the three months ended September 30, 2025 amounted to $82,600 (September 30, 2024 - $142,600). Consulting fees relates to fees accrued for the officers of the Company and other consultants that support the Company. The decrease in consulting fees period over period is mainly related to the reduction of certain month-to-month consulting contracts along with the decrease of officer consulting fees effective January 1, 2025. The CEO and CFO of the Company have agreed to a 50% decrease in their compensation starting January 1, 2025, which is reflected in these results.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Office and general

Office and general for the three months ended September 30, 2025 amounted to $125,599 (September 30, 2024 - $137,499). Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company, its employees and consultants along with merchant fees associated with its retail operations.

Leases and utilities

Leases and utilities for the three months ended September 30, 2025 amounted to $58,384 (September 30, 2024 - $50,928). Lease and utilities expenses are related to the Company’s retail platforms in Ontario, Manitoba and its leased location in Oregon. The increase in leases and utilities during the three months ended September 30, 2025 was due to new Ontario retail lease renewals during the period.

Shareholder information services

Shareholders information services for the three months ended September 30, 2025 amounted to $29,768 (September 30, 2024 - $60,664). Shareholder information services during the respective periods include director fees, transfer agent fees, other filing fees and investor relation services. The decrease in shareholders information services for the three months ended September 30, 2025 was due to the reduced director fee accrual effective January 1, 2025.

Professional fees

Professional fees for the three months ended September 30, 2025 amounted to $16,948 (September 30, 2024 - $18,607). Professional fees for the respective periods comprised of audit and legal fees associated with the Company’s compliance costs as a public entity.

Amortization of right-of-use assets

Amortization of right-of-use assets for the three months ended September 30, 2025 amounted to $69,981 (September 30, 2024 - $118,398). Amortization relates to the Company’s retail leases entered into for its Ontario, Manitoba and Oregon locations. The decrease is attributed to the impairment of the Oregon right-of-use asset during the year ended June 30, 2025, offset partially by new retail lease renewals that were entered during the year ended June 30, 2025 and the three months ended September 30, 2025.

Depreciation

Depreciation for the three months ended September 30, 2025 amounted to $35,395 (September 30, 2024 - $78,592). This expense relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores, and the Company’s property in Washington. The decrease in the expense is due to sale of the Company’s Washington assets during the fiscal year ended June 30, 2025.

Amortization of licenses

Amortization of licenses for the three months ended September 30, 2025 amounted to $nil (September 30, 2024 - $27,146). Amortization of licenses relates to the amortization of retail cannabis licenses acquired in the prior fiscal periods. The licenses were fully amortized during the year ended June 30, 2025 and accordingly, there is no further amortization being charged.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Other Income and Expenses

The overall analysis of other income (expenses) is as follows:

	2025 $	2024 $
Interest on lease liability	(85,225)	(68,539)
Interest expense	(34,885)	(57,705)
Other income	13,595	13,549
Foreign exchange gain (loss)	27,498	(18,053)
Gain on extinguishment of lease	-	443,458
	(79,017)	312,710

Interest on lease liability

Interest on lease liability for the three months ended September 30, 2025 amounted to $85,225 (September 30, 2024 - $68,539). Interest on lease liability relates primarily to the Company’s Canadian leases in Ontario and Manitoba and its lease in Oregon. The increase is attributed to the new Ontario retail lease extensions that were entered into during the three months ended June 30, 2025 and September 30, 2025.

Interest expense

Interest expense for the three months ended September 30, 2025 amounted to $34,885 (September 30, 2024 - $57,705). Interest expense during the respective periods was primarily in relation to convertible debentures, promissory notes, and mortgages payable.

Other income

Other income for the three months ended September 30, 2025 amounted to $13,595 (September 30, 2024 - $13,549). Other income is related to miscellaneous revenue earned from operations.

Foreign exchange (loss) gain

Foreign exchange gain for the three months ended September 30, 2025 amounted to $27,498 (September 30, 2024 – loss of $18,053). The foreign exchange gains and losses during the respective periods were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Gain on modification of lease

Gain on extinguishment of lease for the three months ended September 30, 2025 amounted to $nil (September 30, 2024 - $443,458). This was related to a one-time modification of a lease which was not a reoccurring event in nature.

Net income and comprehensive income (loss)

Net income for the three months ended September 30, 2025 amounted to $44,649 (September 30, 2024 - $240,887). Comprehensive loss for the three months ended September 30, 2025 amounted to $70,682 (September 30, 2024 – comprehensive income of $285,434).

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Liquidity and Capital Resources

Working Capital

As at September 30, 2025, the Company had total assets of $6,634,637 (June 30, 2025 - $6,406,003) consisting of the following:

	September 30, 2025 $	June 30, 2025 $
ASSETS
Current
Cash and cash equivalents	586,586	598,203
Accounts receivable	48,411	26,116
Sales tax receivable	43,103	18,584
Prepaid expenses and deposits	94,152	64,990
Inventory	1,006,340	1,026,660
Total current assets	1,778,592	1,734,553
Property and equipment, net	106,615	142,010
Right-of-use assets	1,651,091	1,431,101
Intangible assets	3,098,339	3,098,339
Total assets	6,634,637	6,406,003

The increase in total assets from the comparative period was primarily due to lease extensions resulting in an increase in the Company’s right-of-use assets.

As at September 30, 2025, the Company had total liabilities of $12,021,059 (June 30, 2025 - $11,611,003) consisting of the following:

	September 30, 2025 $	June 30, 2025 $
LIABILITIES
Current
Accounts payable and accrued liabilities	6,650,394	6,466,518
Income taxes payable	67,655	112,655
Contract liability	22,879	35,860
Lease liabilities	311,192	317,182
Convertible debentures	1,221,300	1,190,768
Promissory notes payable	1,042,220	1,025,247
Total current liabilities	9,315,640	9,148,230
Lease liabilities	2,705,419	2,462,773
Total liabilities	12,021,059	11,611,003

The change in liabilities during the comparative period was primarily related to an increase in interest charges and accretion of promissory notes, leases, and convertible debentures, normal course accounts payable fluctuations, offset by decreases in income taxes payable.

As at September 30, 2025, the Company had a working capital deficiency of $7,537,048 as compared to a working capital deficiency of $7,413,677 as at June 30, 2025. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations. This uncertainty may cast significant doubt about the ability of the Company to continue as a going concern. To this point, all cash flow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Cash Provided by Operating Activities

During the three months ended September 30, 2025, the operating activities provided cash in the amount of $313,106 as compared to $394,243 during the three months ended September 30, 2024. These were mainly due to the working capital fluctuations as detailed above.

Cash Used in Financing Activities

Cash used in financing activities amounted to $275,888 during the three months ended September 30, 2025 as compared to $291,319 during the three months ended September 30, 2024. Financing activities during the three months ended September 30, 2025 related to dividends issued to non-controlling interest shareholders, and payment of lease liabilities. In the comparative period, financing activities related to the payment of lease liabilities, repayments of mortgage payable, repayment of promissory notes, and dividends issued to non-controlling interest shareholders.

Financings

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

The Company did not have any common share transactions during the three months ended September 30, 2025.

During the year ended June 30, 2025, the Company had the following common share transactions:

-

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

Warrants

During the three months ended September 30, 2025, the Company expensed $nil (September 30, 2024 – $nil), in the fair value of warrants.

Stock Options

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

As at September 30, 2025 and June 30, 2025, there were no stock options issued and outstanding. During the three months ended September 30, 2025 and 2024, the Company expensed $nil of the fair value of the stock options.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Mortgage payable

Washington Mortgage

On February 26, 2021, the Company acquired a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers as a result of an acquisition of an arm’s-length Washington based company (the “Washington Acquisition”), and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition.

On November 1, 2022, the Company refinancing the existing Washing Mortgage for an aggregate amount of US $725,000, less a US $7,500 interest reserve amount (the “Washington Refinance”). As a result of financing and administrative costs incurred in relation to the Washington Refinancing, along with the payment of the previous outstanding Washington Mortgage, there were no additional cash proceeds received. The refinanced Washington Mortgage has a maturity date of five years from the date of refinancing and bears interest at 9.75% for the first two years, with interest escalators in subsequent years. During the year ended June 30, 2025, the Company sold its land and building in Washington, USA, and as a result of the Asset Sale, the entirety of Washington Mortgage was repaid.

As at September 30, 2025, the amount outstanding under the Washington Mortgage amounted to $nil (June 30, 2025 – $nil). Total interest expense in relation to the Washington Mortgage amounted to $nil during the three months ended September 30, 2025 (September 30, 2024 – $22,819).

Promissory Notes Payable

Promissory Notes

On April 28, 2020, the Company issued a promissory note (the “Promissory Note A-1”) in the principal amount of $527,967. The Promissory Note A-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note A-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-2”) in the principal amount of $225,000. The Promissory Note A-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note A-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

On June 8, 2020, the Company issued a promissory note (the “Promissory Note A-3”) in the principal amount of $196,832. The Promissory Note A-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note A-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at September 30, 2025, the value of these promissory notes amounted to $410,207 (June 30, 2025 – $405,854). Interest in the amount of $4,353 (September 30, 2024 – $4,352) was recorded during the three months ended September 30, 2025.

These promissory notes are in default and due on demand. In addition, the Company has an outstanding litigation with the holder of this promissory note.

Demand Notes

During the year ended June 30, 2023, the Company issued demand notes (the “2023 Demand Notes”) in the aggregate amount of $1,257,800 (US $950,000) with fixed interest amounts and maturity dates between October 2022 to February 2023. $198,600 (US $150,000) of principal repayments and $50,239 (US $37,500) of interest repayments were made in cash during the year ended June 30, 2023.

The total interest and administrative fees charged in relation to the 2023 Demand Notes during the year ended June 30, 2023 amounted to $190,907 (US $142,500). There were no interest and administrative fees charged on the 2023 Demand Notes during the years ended June 30, 2025 and 2024. A principal repayment of US $5,000 was made during the year ended June 30, 2024. Principal repayments of US $445,000 and US $1,000 of payments towards interest, respectively, were made during the year ended June 30, 2025.

As at September 30, 2025, the outstanding principal amount of the 2023 Demand Notes amounted to $487,235 (US $350,000) (June 30, 2025 - $477,505 (US $350,000)) and the outstanding accrued interest amounted to $144,778 (US $104,000) (June 30, 2025 - $141,887 (US $104,000)).

Included in the aggregate amount of 2023 Demand Notes issued during the three months ended September 30, 2025 is the principal amount of $139,210 (US $100,000) (June 30, 2025 – $136,430 (US $100,000)) and accrued interest of $20,882 (US $15,000) (June 30, 2025 - $20,465 (US $15,000)) to the Chief Executive Officer and Chairman of the Company. These amounts have not been repaid to the respective related party and remain outstanding.

The 2023 Demand Notes have matured and are in default.

Convertible Debentures

Convertible Debentures Series A-1 – March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units of Series A-1”) of the Company for gross proceeds of $390,000.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Each Debenture Unit of Series A-1 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-1”) and 1,000 common share purchase warrants (the “Warrants of Series A-1”) of the Company. The Debentures of Series A-1 matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-1 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also has the option to force conversion of the Debentures of Series A-1 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-1 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-1 entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

The Debenture Units of Series A-1 were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to the Debenture Units of Series A-1 are added to the equity portion of convertible debt as accrued.

On May 31, 2022, the Debenture Units of Series A-1 were converted into the Convertible Debentures Series A-2 offering. The principal amount of $390,000, the accrued interest of $58,500 were transferred to Convertible Debentures Series A-2. As a result of the transfer, a loss in the amount of $99,635 was recorded.

Convertible Debentures Series A-2 – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the ‘Debenture Units of Series A-2”) of the Company for gross proceeds of $897,000, bearing interest at 15% per annum, accrued monthly and payable at maturity, on May 31, 2023. Each Debenture Unit of Series A-2 consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures of Series A-2”) and 1,000 common share purchase warrants (the “Warrants of Series A-2”) of the Company. The Debentures of Series A-2 mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the Debentures of Series A-2 and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of the Debentures of Series A-2 and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, the Debentures of Series A-2 and accrued interest shall automatically convert into common shares of the Company at maturity. Each full Warrant of Series A-2 entitles the holder to purchase one common share of the Company until May 31, 2024 at an exercise price of $1.25 per share.

Prior to closing of the Offering, the Company exercised its rights of repayment in respect of the Convertible Debentures of Series A-1 of the Company issued on March 12, 2021 and, in connection with its election for early repayment, holders of the Convertible Debentures of Series A-1 directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective Debenture of Series A-2. The Company issued an aggregate of $488,500 worth of Debenture Units to the subscribers of the Debentures of Series A-1. The remaining $448,500 pertained to a settlement of outstanding Demand Loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

At initial recognition, the Debenture Units of Series A-2 were determined to be an equity instrument due to being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to the Debenture Units of Series A-2 are added to the equity portion of convertible debt as accrued.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

On the maturity date of May 30, 2023, the Company did not elect to convert the Debenture Units of Series A-2. As a result of the non-exercise of the conversion option, the Company’s Debenture Units of Series A-2 no longer met the criteria of an equity instrument, as it could no longer avoid the contractual obligation to pay cash related to the principal and interest. Accordingly, the Company reclassified the equity portion of convertible debenture to a convertible debenture liability at its face value of $897,000. As a result of the reclassification, the Company recorded a loss in the amount of $218,567 during the year ended June 30, 2023. The loss arises from the difference between the face value of convertible debentures and the amount reclassified from equity to the convertible debenture liability on the maturity date.

On July 23, 2024 and in connection with the conversion of the outstanding convertible debentures, the holders elected to convert $82,800 of their outstanding principal and $25,418 of accrued interest into common shares of the Company at $0.36 per common share for a total converted amount of $108,218 and the issuance of 300,606 common shares.

During the three months ended September 30, 2025, interest of $30,532 was recorded in relation to these convertible debentures (September 30, 2024 – $30,533). As at September 30, 2025, the outstanding principal amount of the convertible debentures amounted to $814,200 (June 30, 2025 – $814,200) and the outstanding accrued interest amounted to $407,100 (June 30, 2025 - $376,568).

Key Contractual Obligations

There are no other key contractual obligations as at September 30, 2025 other than leases entered into through its retail operations disclosed in details in the Company’s consolidated financial statements. During the year ended September 30, 2025, the Company entered into a new lease for its property located in Damascus, Oregon, and terminating its previous lease entered into at the same property. The Company also has lease obligations related to its Ontario and Manitoba retail locations.

Off Balance Sheet Arrangements

As at September 30, 2025, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the three months ended September 30, 2025 and 2024 and the balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are as follows:

a)

During the three months ended September 30, 2025, the Company expensed $78,000 (September 30, 2024 – $165,000), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director; and

b)	As at September 30, 2025, the Company had fees payable to officers and directors of the Company of $3,691,335 (June 30, 2025 – $3,682,687).

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Commitments and Contingencies

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(b) Contingencies

(i) During the year ended June 30, 2023, the Company was identified as a defendant along with three other defendants (the “Other Defendants”) to a complaint in the Orange County Superior Court of California and for the State of California (the “Complaint”). The Complaint contains five causes of actions by the plaintiff (the “Plaintiff”), but only one of those causes of action, for injunctive relief, is asserted against the Company. The Complaint involves claims by the Plaintiff that at the request of the Other Defendants, the Plaintiff guaranteed a loan to acquire lab equipment for the benefit of the Other Defendants in the amount of $251,793. The Complaint claims that the Other Defendants failed to pay off the subject loan and converted the equipment, depriving the Plaintiff of the ability to foreclose and receive repayment. The cause of action for injunctive relief against the Company (as well as the Other Defendants) requests that the court issue an order setting forth title and control to the equipment. The Company currently leases this equipment from the Other Defendants. The Company has not been served the Complaint and there is no claim for damages against the Company presently in the Complaint.

The Company intends on defending this Compliant to the extent that a liability is imposed on the Company for the replacement of the equipment or for the monetary damages imposed on the Other Defendants. As at the date of these condensed interim consolidated financial statements, it is premature, and not practical, to determine whether or not there will be any outflow and, if so, the amount of that outflow. Accordingly, no provisions have been made on the Company’s condensed interim consolidated financial statements of position with respect to the Complaint.

As at the reporting date, the Company has not been served with a lawsuit related to this Complaint.

(ii) On November 1, 2024, the Company became aware of a lawsuit filed in the Ontario Superior Court of Justice on September 26, 2024, by 10330698 Canada Inc. (“1033 Canada”), claiming approximately $1,900,000 (the “Claim”). The Company and other defendants were not properly served, and the Claim was filed without representation by a licensed lawyer, as required by Rule 15.01(2) of the Rules of Civil Procedure under the Courts of Justice Act.

On November 19, 2024, the Company preemptively filed a statement of defence, denying the allegations in the Claim and asserting that the Claim lacks merit. Additionally, the Company filed a counterclaim against 1033 Canada for breach of contract, seeking $800,000 in damages for unexpected liabilities and losses incurred due to misrepresentation by 1033 Canada. On December 20, 2024, 1033 Canada filed a Reply and Defence to Counterclaim in response to the Company's counterclaim.

The Company has outstanding promissory notes with 1033 Canada.

As of the date of these condensed interim consolidated financial statements, it is premature and impractical to determine the likelihood of the outcome of the legal proceedings, the potential inflow or outflow of economic benefits, or to estimate any related amounts. Accordingly, no adjustments have been made to the Company’s condensed interim consolidated financial statements in relation to this Claim.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at September 30, 2025.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at September 30, 2025, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at September 30, 2025, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Material Accounting Policy Information

These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using material accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The material accounting policy information used in the preparation of these consolidated financial statements are described below.

Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating policy decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Cash and cash equivalents

Cash consists of bank balances and cash held in trust. Cash equivalents consist of short-term deposits with original maturities of three months or less. As at September 30, 2025 and June 30, 2025, there were no cash equivalents.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net income (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted earnings (loss) per share would have an anti-dilutive effect on earnings (loss) per share and are therefore excluded from the computation. Consequently, there is no difference between basic earnings (loss) per share and diluted earnings (loss) per share.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Service revenues, including long-term marketing contracts, are recognized over a period of time as performance obligations are completed. Payment of the transaction price for the marketing contract is typically due prior to the services being rendered and therefore, the transaction price is recognized as a contract liability, or deferred revenue, when payment is received. Contract liabilities are subsequently recognized into revenue as or when the Company fulfills its performance obligation.

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed"). If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

The following table summarizes the classification of the Company’s financial instruments:

Financial assets
Cash and cash equivalents	Amortized cost
Accounts receivable	Amortized cost
Other deposit	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	Amortized cost
Mortgage payable	Amortized cost
Contract liability	Amortized cost
Promissory notes payable	Amortized cost

IFRS 9 uses an expected credit loss impairment model which is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Property and equipment, net

Equipment is stated at cost, less accumulated depreciation and any accumulated impairment losses. The gain or loss arising on the disposal or retirement of an item of equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of operations. Expenditures to replace a component of an item of equipment that is accounted for separately are capitalized and the existing carrying amount of the component written off. Other subsequent expenditures are capitalized if future economic benefits will arise from the expenditure. All other expenditures, including repair and maintenance, are recognized in the statement of operations as incurred.

Depreciation is charged to the income statement based on the cost, less estimated residual value, of the asset on a straight-line basis over the estimated useful life. Depreciation commences when the assets are available for use. The estimated useful lives are as follows:

	Method:	Rate:
Equipment	Straight-line	5 years
Furniture and fixtures	Straight-line	5 years
Leasehold improvements	Straight-line	Over the lease term
Computer equipment	Straight-line	2 years
Building	Straight-line	25 years

Property and equipment, excluding land, not yet ready for use are not amortized until they are available for use.

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Business combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date where the Company obtains control of the acquiree.

The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Acquisition costs are expensed in statement of operations and comprehensive income (loss). Contingent consideration, if any, is measured at its acquisition date fair value and included as part of the consideration transferred in a business combination.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates with the corresponding gain or loss being recognized in profit or loss.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration, the fair value of previously held equity interest prior to obtaining control and the non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired or net liabilities assumed, is recorded as goodwill. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period is the period from the acquisition date to the date complete information about facts and circumstances that existed as of the acquisition date is received. However, the measurement period does not exceed one year from the acquisition date.

Equity

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

Intangible assets

Intangible assets acquired are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets with finite lives is recognised in the consolidated statement of operations and comprehensive loss. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

Asset type	Amortization method	Amortization term
Licenses	Straight-line	3 - 5 years
Starbuds trade name	N/A	Indefinite

Estimated useful lives of intangible assets are shorter of the economic life and the year the right is legally enforceable. The estimated useful life, residual value and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Income taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity. Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Leases

The Company adopted IFRS 16 – Leases (“IFRS 16”) on July 1, 2019. The Company has applied IFRS 16 using the modified retrospective approach, under which the Company will not restate its comparative figures but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening retained earnings. Additionally, the Company has elected not to recognize right-of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The following are the material accounting policies which have been amended as a result of IFRS 16, and applied as at July 1, 2019:

Right-of use assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset of a period of time in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Lease obligations

The Company recognized lease obligation and right-of-use asset for its leased equipment at the date of adoption of IFRS 16. The lease obligation is measured at the present value of the remaining lease payments as of July 1, 2019, discounted using the interest rate implicit in the lease terms. If that rate cannot be readily determined, the Company will use its incremental borrowing rate.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

The Lease term determined by the Company comprises:

•	The non-cancellable period of lease contracts, including a rent-free period if applicable;
•	Periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option;
•	Periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

For leases entered into after July 1, 2019, the commencement date of the lease begins on the date on which the lessor makes the underlying asset available for use to the Company. Lease payments included in the measurement of the lease obligation are comprised of the following:

•	Fixed lease payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee;
•	The exercise price of purchase options that the Company is reasonably certain to exercise;
•	Lease payments in an option renewal period if the Company is reasonably certain to exercise the extension option;
•	Penalties for early termination of the lease unless the Company is reasonably certain not to terminate early; and
•	Less any lease incentives receivable.

Variable payments for leases that do not depend on an index or rate are not included in the measurement of the lease obligations. The variable payments are recognized as an expense in the period in which they are incurred. The Company accounts for any leases and associated non-lease components separately, as opposed to a single arrangement, which is permitted under IFRS 16. The Company records non-lease components such as an expense in the period in which they are incurred.

Interest on the lease obligations is calculated using the effective interest method and increases the lease obligation while rent payments reduce the obligation. The lease obligation is remeasured whenever a lease contract is modified, and the lease modification is not accounted for as a separate lease, or there is a change in the assessment of the exercise of an extension option. The lease obligation is remeasured by discounting the revised lease payments using a revised discount rate resulting in a corresponding adjustment to the right-of-use asset or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero or the modification results in a reduction in the scope of the lease.

As at July 1, 2019, the right-of-use asset have been initially calculated at an amount equal to the initial value of the lease obligation. There is no impact on retained earnings. For leases entered into, on or after July 1, 2019, the right-of-use asset will be initially calculated at an amount equal to the initial value of the lease liability, adjusted for the following items:

•	Any lease payments made at or before the commencement date, less any lease incentives received;
•	Any initial direct costs incurred by the Company; and
•	An estimate of costs to dismantle and remove the underlying asset or to restore the site on which the asset is located.

For short-term leases that have a lease term of 12 months or less and low-value assets, the Company has elected to not recognize a lease obligation and right-of-use asset and instead will recognize a lease expense as permitted under IFRS 16.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

The right-of-use assets will be depreciated using the straight-line from the date of adoption to the earlier of the end of the useful life of the asset or the end of the lease term as determined under IFRS 16. For leases entered into after July 1, 2019, the right-of-use assets will be depreciated from the date of commencement to the earlier of the end of the useful life of the asset or the end of the lease term.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets which replaces the previous requirement to recognize a provision for onerous lease contracts under IAS 37, Provisions, Contingent liabilities and Contingent assets.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued by the IASB in April 2024 and will replace the standards and interpretations in IAS 1 – Presentation of Financial Statements. IFRS 18 will streamline the requirements for the presentation and disclosure of information in general purpose financial statements to help ensure that they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income, and expenses. IFRS 18 will be applied to annual reporting periods beginning on or after January 1, 2027. The Company has not early adopted these amendments.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since September 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three Months Ended September 30, 2025

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

Washington’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in Washington are classified as “ancillary” involvement in the U.S. cannabis industry.

Washington authorized the cultivation, possession and distribution of cannabis by certain licensed Washington cannabis businesses. The Washington State Liquor and Cannabis Board regulates Washington’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. CordovaCann only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Washington in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Washington cannabis business.

Public Securities Filings

Additional information regarding the Company is filed on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission at www.edgar.gov.

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